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                              August 5, 2020

       Fredrick Eliasson
       Executive Vice President and Chief Financial Officer
       Change Healthcare, Inc.
       3055 Lebanon Pike
       Suite 1000
       Nashville, TN 37214

                                                        Re: Change Healthcare,
Inc.
                                                            Form 10-K for the
fiscal year ended March 31, 2020
                                                            Filed June 4, 2020
                                                            File No. 001-38961

       Dear Mr. Eliasson:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended March 31, 2020

       Notes to the Consolidated Financial Statements
       9. Goodwill and Intangible Assets, page 125

   1. We note you performed an interim goodwill impairment test due to the expected impacts of COVID-19 on your
financials results. Please tell us whether you also evaluated your intangible assets
balance for recoverability due to this significant adverse change in the business climate. Refer
to guidance in ASC 350-30-35-14 and ASC 360-10-35-21(c). In
                                                        addition, please revise
to include your intangible asset impairment policy in your financial statement footnotes.
 Fredrick Eliasson
FirstName   LastNameFredrick Eliasson
Change Healthcare, Inc.
Comapany
August      NameChange Healthcare, Inc.
        5, 2020
August
Page 2 5, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology